EXHIBIT 12.1

                            MAVERICK TUBE CORPORATION
                       Ratios of Earnings to Fixed Charges
                          (in thousands except ratios)

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:


                                                 Nine                                            Three
                                                Months                                           Months
                                                 Ended                 Year Ended                Ended       Year Ended
                                               September 30,          December 31,              December    September 30,
                                           --------------------  ---------------------------       31,   ----------------------
                                              2003      2002       2002        2001      2000     1999     1999      1998
                                           ------------------------------------------------------------------------------------



Pretax income (loss) from continuing         $14,303   $ 5,979    $ 6,527   $60,466   $33,463   $ 4,346  $(5,445)  $29,885
operations                                   -------   -------    -------   -------   -------   -------  --------  -------

Fixed Charges:
   Interest expense including amortized
     debt issuance costs                       7,153     2,763      4,325     3,090     3,177      285     2,271     2,073
   Capitalized interest                          259       262        616     1,251     2,937      249       543       355
   Interest portion of rent expense (1)          906     1,026      1,368     1,452     1,260      286     1,025       723
                                             -------   -------    -------   -------   -------   ------   -------   -------
Total Fixed Charges                          $ 8,318   $ 4,051    $ 6,309   $ 5,793   $ 7,374   $  820   $ 3,839   $ 3,151
                                             -------   -------    -------   -------   -------   ------   -------   -------


Plus amortization of capitalized interest
Less capitalized interest                        285       285        380       380       380       46       168       131
                                                 259       262        616     1,251     2,937      249       543       355

Earnings (loss)                              $22,647   $10,053    $12,600  $ 65,388   $38,280   $4,963   $(1,982)  $32,812
                                             =======   =======    =======  ========   =======   ======   ========  =======


Ratio of Earnings to Fixed Charges(2)            2.7       2.5        1.9      11.3       5.2      6.1       N/A      10.4

Deficiency in Earnings(3)                        N/A       N/A        N/A       N/A       N/A      N/A   $(5,822)      N/A


---------------------------

(1)    Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2)    This ratio is computed by dividing the earnings by the total fixed  charges for the
       applicable   period.   Earnings  is  defined  as  pre-tax  income  from  continuing operations,  plus fixed charges and  amortization  of  capitalized  interest,  less capitalized  interest.  Fixed charges  represent total interest charges  (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

(3)    Due to the pretax losses for the year-ended  September 30, 1999, the ratio coverage was less than 1:1.

